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                      SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15A-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2002

                               SCOTTISH POWER PLC
                (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   _X_    Form 40-F ___

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ___ No   _X_

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                          FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Schedule 10, dated December 10, 2002, of major interests in shares.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        /s/  Scottish Power plc
                                        -----------------------------------
                                        (Registrant)

Date December 11, 2002                  By:  /s/ Alan McCulloch
     -----------------                  -----------------------------------
                                             Alan McCulloch
                                             Assistant Company Secretary

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                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Scottish Power plc

2) Name of shareholder having a major interest

Capital Research and Management Company

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Capital Research and Management Company

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited 4,328,018

Chase Nominees Limited 125,994,794

JPM Nominees Limited 13,400

Total 130,336,212

5) Number of shares/amount of stock acquired

Not stated

6) Percentage of issued class

Not stated

7) Number of shares/amount of stock disposed

Not stated

8) Percentage of issued class

Not stated

9) Class of security

Ordinary 50p shares

10) Date of transaction

Not stated

11) Date company informed

9 December 2002

12) Total holding following this notification

130,336,212

13) Total percentage holding of issued class following this notification

7.03%

14) Any additional information

15) Name of contact and telephone number for queries

Alan McCulloch

Assistant Secretary

0141 566 4683

16) Name and signature of authorised company official responsible for making this notification

Alan McCulloch

Date of notification 10 December 2002.